# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Taboola.com Ltd., CIK 0001840502
CUSIP: M8744T106
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001911045
Persons authorized to receive notices and communications: Michael Kaplan, Davis Pork and Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Singolda Adam (CIK 0001911045): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,720,361; shared voting power 0; sole dispositive power 14,720,361; shared dispositive power 0; aggregate amount beneficially owned 14,720,361 (5.7% of the class)
  Comment: * As of January 8, 2026, the Reporting Person beneficially owned 14,720,361 ordinary shares of the Issuer consisting of 12,979,995 ordinary shares and 1,740,366 options to purchase ordinary shares and restricted stock units that are exercisable or will settle within sixty days of January 8, 2026.
  
  ** The percentage of shares beneficially owned as set forth in Row 13 above is based on a total of 258,183,722 ordinary shares as of October 31, 2025, as reported by the Issuer in its 10-Q filed with the SEC on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Taboola.com Ltd.
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: Adam Singolda
Residence or business address: 16 Madison Square West, 7th Fl., New York, New York, 10010
Present principal occupation or employment: Founder and Chief Executive Officer, Taboola.com Ltd. 16 Madison Square West, 7th Fl., New York, New York, 10010
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Singolda's beneficial ownership increased above 5% primarily as a result of the Issuer's publicly announced share buyback program and, except for the vesting of restricted shares described below, did not result from any acquisitions of shares by Mr. Singolda within the last sixty days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 14,720,361 and 5.7%
Number of shares as to which each person has sole or shared power to vote or dispose: 14,720,361
Transactions in the class effected during the past sixty days: On November 16, 2025 and January 1, 2026, Mr. Singolda received 133,379 and 39,524 ordinary shares, respectively as a result of restricted share units vesting.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Singolda Adam: /s/ Adam Singolda, Adam Singolda, Founder & CEO (01/08/2026)